August 13, 2007

Mr. John Stickel, Attorney Advisor

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	SunTrust Auto Receivables, LLC Amendment No. 2 to Registration Statement on Form S-3 File No. 333-143513 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of SunTrust Auto Receivables, LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on August 15, 2007 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,
SUNTRUST AUTO RECEIVABLES, LLC
By:	/s/ John R. Jay
Name:	John R. Jay
Title:	Treasurer